April 08, 2002



F2 BROADCAST NETWORK INC.
6245 NW 9th Ave, Suite 102,
Ft. Lauderdale, FL 33309

     Dear Sirs:

               Re: Resignation

     I, Don Edwards, in accordance with Nevada Revised Statue (NVS) 78.125, do hereby deliver my notice of resignation as director of the board of directors to the board of directors and to the corporation. The resignation shall be effective as of the 8 of April, 2002. I immediately designate Mr. Edward Arioli to fill the vacancy on the board of directors to exercise the powers of the board of directors in the management of the business and affairs of the corporation according to NVS 78.125 (1), and do hereby appoint Mr. Arioli as Chairman of the Board of directors according to NVS 78.130.

Sincerely,

/s/ Don Edwards
Don Edwards

_______4-8-02________
Date

                              BY:_______/s/ Lydia Villa____________

                              Witness:_______Lydia Villa___________

                              Date:__________4/8/2002______________